



03051141

SECURI... SION



MAR 0 3 2003

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-4077

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Fahnestock & Co. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 Broad Street
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

PROCESSED
JUL 23 2003
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Albert G. Lowenthal (212) 668-5782
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Albert G. Lowenthal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fahnestock & Co. Inc., as of December 31, 2002, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chairman & Chief Executive Officer

Title



Notary Public

GINA FIGGIANI
Notary Public, State of New York
No. 01FI6018187
Qualified in Kings County
Commission Expires 01/04/05

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fahnestock & Co. Inc. and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2002

Assets		
Cash and cash equivalents		$ 15,320,591
Cash and securities (market value of $2,095,482) segregated under Federal and other regulations		7,439,610
Deposits with clearing organizations (includes securities with a market value of $1,402,520)		3,605,937
Receivable from brokers, dealers and clearing organizations:		
Deposits paid for securities borrowed	$ 480,938,411	
Securities failed to deliver	7,358,645	
Clearing organizations	544,227	
Other	3,024,039	
Total receivable from brokers, dealers and clearing organizations		491,865,322
Receivable from customers		392,929,191
Securities owned (including $1,078,000 pledged to counterparties - Note 8) - at fair value:		
Stock and warrants	11,466,609	
Corporate obligations	16,266,775	
State and municipal government obligations	6,202,359	
U.S. government and agency obligations	10,698,635	
Options and other	80,669	
Total securities owned		44,715,047
Exchange memberships - at cost (approximate market value - $6,716,000)		2,337,190
Furniture, fixtures and leasehold improvements, at cost - less allowance for depreciation and amortization of $23,273,302		8,466,099
Other assets		57,127,357
Total assets		$ 1,023,806,344